iClick Interactive Asia Group Limited

15/F Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China

August 1, 2023

VIA EDGAR

Kyle Wiley

Jennifer Thompson

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iClick Interactive Asia Group Limited (the “Company”)

Form 20-F for the Year Ended December 31, 2022 (“FY 2022 20-F”)

Filed May 11, 2023

File No. 001-38313

Dear Mr. Wiley and Ms. Thompson:

The Company confirms receipt of the comments on its FY 2022 20-F from the Securities and Exchange Commission dated July 20, 2023 (the “Comment Letter”). The Company respectfully requests an extension to respond to the Comment Letter and will provide its responses via EDGAR as soon as possible, and in any event no later than August 17, 2023.

If you have any additional questions regarding the FY 2022 20-F, please contact Mr. David Zhang, the Chief Financial Officer of iClick Interactive Asia Group Limited, by telephone at +852 3700 9000 or via e-mail at david.zhang@i-click.com.

Very truly yours,

By:	/s/ David Zhang
Name: David Zhang
Title: Chief Financial Officer

cc: Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP